

April 19, 2012

Via E-mail
Tian Qing Chen
Chairman and Chief Executive Officer
Oro East Mining, Inc.
1127 Webster Street, Suite 28
Oakland, CA 94607

> **Re:** **Oro East Mining, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 11, 2012**
> **File No. 333-177509**

Dear Mr. Chen:

We have reviewed your amended registration statement and related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

General

1.   Please note the Staff is still reviewing your disclosure relating to mining activities and may have additional comments.

Description of Business

Government Approvals and Recommendations, page 42

2.   We note your submission of a letter from Philippines counsel dated April 11, 2012 in response to prior comment 2 in our letter dated March 12, 2012. Such letter states that the Philippine Mining Act of 1995 *does not prohibit* open pit mining. Please reconcile this conclusion with your disclosure in the sixth paragraph on page 42, which indicates

that the moratorium *applies* to open pit mining, an activity in which you have stated that do not engage. Please also tell us, with a view towards revised disclosure, the types of mining activity in which the Company does engage and any material effects that the Philippine mining moratorium will have on your business and prospective operations.

Financial Statements of Oro East Mining, Inc. beginning on page F-1

Note 1. Organization and Summary of Significant Accounting Policies

(a) Organization and Business, page F-7

3. We note your responses to prior comment 3 in our letter dated March 12, 2012 and prior comment 19 in our letter dated February 9, 2012. However, you still have not removed the statement ". . . to primarily meet the demands of the Chinese Government and companies for the mined minerals" from your financial statements, as indicated in your responses. Refer to the second paragraph on page F-7. Therefore, we reissue our prior comments.

(i) Foreign Currency Translation, page F-8

4. Please revise to clarify why you do not have a foreign currency translation adjustment for periods prior to the fiscal year ended December 31, 2011.

Note 2. Capital Stock, page F-8

5. Please revise to disclose how you determined the fair value used to value share based compensation, clarifying how you considered the price at which shares were being sold to investors for cash.

6. Please revise to reconcile the number of shares issued disclosed here with the number of shares issued disclosed on page 34, which discloses issuances of 24,440 and 225,000.

7. Please revise to clarify why you recorded the expense related to the 225,000 shares issued as compensation in 2011 in view of your disclosure on page 34 that they were issued on December 15, 2010.

Part II.

Item 15. Recent Sales of Unregistered Securities, page II-2

8. We note your response to prior comment 4 in our letter dated March 12, 2012 and that you filed a Form D with the Commission on April 12, 2012. Rule 503 of Regulation D requires that the Form D be filed with the Commission no later than 15 calendar days after the first date of sale. Please provide us your legal analysis as to why you believe

that the sales met the requirements of Regulation D, given that the date of first sale was February 15, 2008. Otherwise, remove any reference to Rule 506.

9.   As a related matter, your response to prior comment 4 indicates that the Company's filings with the Commission were used in connection with the unregistered sales of securities. Please provide us your legal analysis as to why such filings did not constitute "general solicitation or general advertising," as prohibited by Rule 502 of Regulation D.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

10.   Please revise future filings to eliminate the phrase "fee simple" in light of your response to prior comment 7 in our letter dated March 12, 2012.

Item 5. Recent Sales of Unregistered Securities

11.   Please revise future filings to reconcile your statement that "[t]he Company did not sell any equity securities that were not registered under the Securities Act during the year ended December 31, 2011" with the "Recent Sales of Unregistered Securities" table set forth on page II-2 of Amendment No. 3 to the Registration Statement on Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Paul Cline at (202) 551-3851 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel